EXHIBIT 99.1

Volvo -- Truck Deliveries January-July 2005

GOTEBORG, Sweden, Aug. 25, 2005 (PRIMEZONE) -- Total deliveries of trucks from the Volvo Group's three truck companies increased 20% through July this year, compared with the year-earlier period.

Deliveries from Mack rose 52%, while deliveries from Renault Trucks were up 8%. Deliveries from Volvo Trucks increased 20% during the period.

For the full report, see attachment.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT:  Renault Trucks
          Media Relations
          Bernard Lancelot
          +33 4 72 96 27 59

          Mack
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          Claes Claeson
          +46 31-66 39 08

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          AB Volvo
          Fredrik Brunell
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